UNITED STATES
SECURITIES AND EXCHANGE COMMISSION                       SEC FILE NUMBER
   Washington, D.C. 20549                                 0-13265

                                 FORM 12b-25


                                                        CUSIP NUMBER
                      NOTIFICATION OF LATE FILING


(Check One):      |X| Form 10-K   |_| Form 20-F   |_| Form 11-K   |_| Form 10-Q
|_| Form 10-D   |_| Form N-SAR
                  |_| Form N-SAR
                  For Period Ended:   September 30, 2008

                  |_| Transition Report on Form 10-K |_| Transition Report on Form 20-F |_| Transition Report on Form 11-K |_| Transition Report on Form 10-Q |_| Transition Report on Form N-SAR
                  For the Transition Period Ended:
                                                  -----------------------------

     Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commissions has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

 UCI Medical Affiliates, Inc.
Full Name of Registrant

 Not Applicable
Former Name if Applicable

 4416 Forest Drive
Address of Principal Executive Office (Street and Number)

 Columbia, South Carolina  29206
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
                   (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form |X| 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
                   (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

On December 18, 2008, UCI Medical Affiliates, Inc. (the "Company") announced in a Current Report on Form 8-K that the Audit Committee of the Board of Directors of the Company had commenced an internal investigation of certain accounting irregularities with respect to the Company's internal controls and improper expense reimbursements to the Company's former Chief Financial Officer, Jerry F. Wells, Jr. The Company's Audit Committee, with the assistance of outside counsel and forensic accounting experts, has continued to conduct its inquiry concerning the improper expense reimbursements and other disbursements requested by and processed on Mr. Wells' behalf. Despite diligent efforts, the work necessary to complete our internal investigation could not be completed in sufficient time to permit the filing of the Company's Form 10-K for the year-ended September 30, 2008 on the scheduled due date of December 29, 2008. The Company cannot predict at this time whether or not the investigation will conclude that adjustments to previously issued financial statements are necessary, and if so whether or not such adjustments will be material.

The Company cannot at this time estimate when the investigation of the relevant issues will conclude. The Company intends to file the Form 10-K as soon as reasonably practicable after the investigation of the relevant issues has concluded. Its ability to file the Form 10-K before the fifteenth calendar day following its prescribed due date (the "extension deadline") remains subject to the completion of the investigation, as well as the completion of any related procedures to be performed with respect to the above-referenced matters by the Company's outside auditors.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Joseph A. Boyle, CPA       (803)                  782-4278
--------------------       ----------         ---------------------------
      (Name)               (Area Code)                  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes |X| No |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
         Yes  |X| No  |_|

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company expects to report revenues of $77.3 million for the year ended September 30, 2008 compared to revenues of $71.9 million for the preceding year. The expected 7% increase is due to the opening of four additional medical offices in 2008 and the continued maturation of six offices opened in 2007. Revenues for the year ended September 30, 2006 were $63.7 million. As discussed in "PART III - NARRATIVE" above, the Audit Committee of the Board of Directors of the Company is conducting an internal investigation of certain accounting irregularities with respect to the Company's internal controls and improper expense reimbursements to, and disbursements requested by, the Company's former Chief Financial Officer, Jerry F. Wells, Jr. Until the Company's Audit Committee concludes its investigation, the Company will not be in a position to provide information regarding its operating and other costs and expenses or its results of operations for the periods covered by the subject report or any reasonable estimates of anticipated changes in results of operations from the previous fiscal years. Based on the status of the investigation to date, the Company currently believes that such irregularities have been limited to internal controls and transactions involving the safeguarding of assets and that its financial condition will not be materially adversely affected by this event; however, the investigation is ongoing, and the Company can give no assurance as to the ultimate findings of the investigation or the impact of these matters on the Company's results of operations or financial condition as reported for prior periods or as expected to be reported for its recently completed fiscal year.

         This Form 12b-25 includes statements that may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We caution readers of this Form 12b-25 that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from our current expectations or any results expressed or implied by such forward-looking statements. Specifically, our statements regarding the status, preliminary indications and ongoing nature of the internal investigation reported in this Form 12b-25 and our statements of intention to file our Form 10-K for the year ended September 30, 2008 before the extension deadline are forward-looking statements. Factors that could cause actual results to differ from current expectations include, among other things, additional developments in and findings of the ongoing investigation, the possible impact of such developments, factors that may affect the timing of and ability to complete the investigation and the time needed for the Company, its counsel and outside auditors to review these matters and their impact on reports filed or to be filed with the Securities and Exchange Commission.. These possible impacts include, but are not limited to, the following: damage to our business or reputation; potential adjustments to or restatements of historical financial statements; impairment of our ability to prepare and timely file with the Securities and Exchange Commission our future financial reports, including our ability to file our annual report on Form 10-K for the year-ended September 30, 2008 by the extension deadline; possible litigation or regulatory action; or ancillary impacts on our relationships or agreements with employees, vendors, lenders or other constituencies important to our business. We can give no assurance that one or more of these impacts, or other unexpected effects, may result from the internal investigation, any one of which could materially and adversely affect our business, results of operations, financial condition, or trading price of our common stock. Other risks we face are described in the Company's annual report on Form 10-K for the year-ended September 30, 2007 and in other reports we file with or furnish to the Securities and Exchange Commission from time to time.







                           UCI MEDICAL AFFILIATES, INC.
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: December 30, 2008           By:      /s Joseph A. Boyle, CPA
                                           -------------------------
                                           Joseph A. Boyle, CPA
                                           Chief Financial Officer